July 1, 2025

Benjamin S. Miller
Chief Executive Officer
Rise Companies Corp.
11 Dupont Circle NW, 9th Floor
Washington, DC 20036

       Re: Rise Companies Corp.
           Registration Statement on Form 10-12G
           Filed April 25, 2025
           File No. 000-56741
Dear Benjamin S. Miller:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   David H. Roberts